
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 30, 2009

By U.S. Mail and Facsimile to (404) 962-8156

Martin L. Flanagan
President and Chief Executive Officer
Invesco Ltd.
1555 Peachtree Street, NE, Suite 1800
Atlanta, GA 30309

Re: Invesco Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 001-13908

Dear Mr. Flanagan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Filed April 8, 2009

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

Determination of the 2008 Annual Award Pool, page 23

1.   We note that the committee used net operating income, net operating margin, assets under management and diluted earnings per share to determine the size of the award pool for variable compensation for 2008. We further note that the committee "evaluated"

these same financial measures when making other compensation decisions. You do not disclose the other decisions for which these financial measures were evaluated, however. Please tell us for which decisions the committee used these financial measures. Please provide a detailed response. For your reference, please refer to comment one in our letter to you dated December 10, 2008, in which, among other matters, we asked you to clarify in future filings the purposes for which your committee used items of corporate performance in connection with compensation decisions.

Award Maximums for the Named Executive Officers, page 23

2.   We note your disclosure that "the profitability of the firm, as reflected in PCBOI, is the determining performance-based measure in establishing award maximums for our executive officers." With a view toward future disclosure, please tell us the dollar amount of the PCBOI profitability performance target for 2008 as well as your actual PCBOI profitability performance for 2008. For your reference, please refer to comment one in our letter to you dated August 29, 2008, in which, among other matters, we asked you to identify and quantify specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.

3.   Please tell us why you expect that the "performance-based awards granted for 2008 in the form of annual cash bonuses and share awards . . . should qualify for the performance-based compensation exception to Section 162(m)." In this regard, we note your disclosures throughout your CD&A that your compensation decisions are based on qualitative judgments made by your compensation committee, the absence of a non-equity incentive plan compensation column in your summary compensation table, and your disclosure that Mr. Flanagan participated in establishing his own performance criteria.

Chief Executive Officer's Compensation, page 24

Employment Agreement, page 24

4.   Please tell us the metric or metrics against which company performance was measured for purposes of comparing the company to other firms in connection with the performance criteria applicable to Mr. Flanagan. It is unclear as to whether the committee and Mr. Flanagan used PCBOI, net operating income, net operating margin, assets under management, diluted earnings per share, a combination of some or all of these metrics or some other metric or metrics. In addition, please tell us the targets for these metrics and where actual results fell with respect to those targets.

Award Determinations, page 24

5.   We note the disclosure in the last paragraph. Please advise us as to the nature of the opinion provided by Johnson Associates and also provide to us copies of all materials prepared by Johnson Associates and provided to your company regarding its opinion.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Andy Schoeffler, staff attorney, at (202) 551-3748 with any questions.

Sincerely,

Pam Long

Assistant Director